UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  001-13684

CUSIP Number:  018772103

NOTIFICATION OF LATE FILING

(Check One):

_ Form 10-K       _ Form 20-F   _ Form 11-K   X Form 10-Q   _ Form N-SAR

_ Form N-CSR

For Period Ended:     December 31, 2007

_ Transition Report on Form 10-K

_ Transition Report on Form 10-Q

_ Transition Report on Form 20-F

_ Transition Report on Form N-SAR

_ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Alliance One International, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

8001 Aerial Center Parkway

City, State and Zip Code

Morrisville, North Carolina  27560

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alliance One International, Inc. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 within the prescribed time period without unreasonable effort or expense. The Company expects to file this Form 10-Q as soon as possible and no later than February 19, 2008. The delay relates to the Company’s determination to restate the financial statements included in its Quarterly Report on Form 10-Q for the period ending September 30, 2007 to appropriately account for restructuring and asset impairment charges of $6.9 million ($6.6 million net of related tax benefits) related to the sale of Compañía General de Tabacos de Filipinas, S.A. and its worldwide operating subsidiaries. This restatement necessitated certain additional procedures by the Company, including but not limited to the amendment and restatement of its Quarterly Report on Form 10-Q for period ended September 30, 2007. More information regarding the restatement can be found in the Company’s Current Report on Form 8-K filed on February 12, 2008. These additional procedures have prevented the Company from timely completing its Quarterly Report on Form 10-Q for the quarter ended December 31, 2007.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

James A. Cooley

919-379-4303

(Name)

(Area Code)  (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).               X Yes     _ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?            X Yes     _ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

      Alliance One International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

February 12, 2008

By:

/s/ James A Cooley

    James A Cooley

    Executive Vice President -

    Chief Financial Officer

ANNEX A

For the reasons set forth in this filing, the Company is still completing its work related to an Amended Quarterly Report on Form 10-Q/A for the period ending September 30, 2007 and is Quarterly Report on Form 10-Q for the period ending December 31, 2007.  The Company anticipates making these filings no later than February 19, 2008.  When its work is complete and the Form 10-Q/A and Form 10-Q are filed, the Company expects that its results of operations for the three and nine month periods ended December 31, 2007 will reflect a significant changes from the corresponding periods for the last fiscal year, which changes may include, but may not be limited to the following:

•

Sales and other operating revenue for the three and nine months ended December 31, 2007 are expected to be approximately $560.1 million and $1,608.4 million, respectively, reflecting increases of $101.3 million and $62.5 million, respectively, versus the comparative periods from the prior year; and

•

Cash and total debt as of December 31, 2007 are expected to be approximately $158.2 million and $818.9 million, respectively, reflecting a $132.4 million increase in cash and $100.8 million decrease in total debt versus the same date in the prior year.

Neither the restatement of the financial statements for the quarter ended September 30, 2007 nor the preparation of the financial statements for the quarter ended December 31, 2007 have been completed.  Accordingly, the foregoing estimates are subject to change pending the completion of such financial statements.  In addition, when filed, the Form 10-Q/A and Form 10-Q may include results of operations, information regarding financial condition or other information that may be material to an understanding of the Company or our overall results and condition.

This filing contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results.  Such statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections.